UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42378

Li Bang International Corporation Inc.

(Exact Name of Registrant as Specified in its Charter)

No. 190 Xizhang Road, Gushan Town,

Jiangyin City, Jiangsu Province

People’s Republic of China

+86 0510-81630030

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Li Bang International Corporation Inc. Has Regained Compliance with Nasdaq Minimum Bid Price Requirement

On April 28, 2026, Li Bang International Corporation Inc., a Cayman Islands exempted company (the “Company”), received a formal notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), indicating that the Company had regained compliance with Nasdaq Listing Rule 5550(a)(2) which requires listed securities to maintain a minimum bid price of $1.00 per share (the “Rule”) and this matter was closed.

As previously disclosed, the Company was notified by Nasdaq on November 7, 2025 that it was not in compliance with the Rule because the closing bid price of its listed securities was below $1.00 per share for 31 consecutive business days. The Company had until May 6, 2026 to regain compliance with the Rule. If the Company does not regain compliance with the Rule by May 6, 2026, the Company may be afforded a second 180 calendar day period to regain compliance.

On April 28, 2026, the Company issued a press release announcing the compliance notification from Nasdaq. A copy of the press release is filed as Exhibit 99.1 to this current report.

Incorporation By Reference

This current report on Form 6-K is hereby incorporated by reference into the registration statement of Li Bang International Corporation Inc. on Form F-3 (File No. 333-291772), to be a part thereof from the date on which this current report on Form 6-K is submitted and to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
99.1	Press Release: Li Bang International Announces Regaining Compliance with Nasdaq Minimum Bid Price Requirement

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Li Bang International Corporation Inc.

Date:	April 28, 2026	By:	/s/ Feng Huang
Feng Huang
Chief Executive Officer

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